UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 20, 2026, AIR Global PLC (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2026 (the “H1 results”), a copy of which is furnished as Exhibit 99.1 hereto. On the same date, the Company published a presentation in respect of its H1 results, a Shareholder Letter, as well as its unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026, copies of which are furnished hereto as 99.2, 99.3 and 99.4 respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

AIR Global PLC

By:	/s/ Stuart Brazier
Name:	Stuart Brazier
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release of AIR Global PLC, dated August 20, 2026
99.2	Presentation of AIR Global PLC, dated August 20, 2026
99.3	Shareholder Letter of AIR Global PLC, dated August 20, 2026
99.4	Unaudited Interim Condensed Consolidated Financial Statements for the Six-Month Period Ended June 30, 2026